

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

> **Re: Opening Night Enterprises, LLC**
> **Post-Qualification Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed November 13, 2020**
> **File No. 024-10712**

Dear Mr. Jones:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 4 to Form 1-A filed November 13, 2020

Management's Discussion and Analysis, page 33

1. We note your revised disclosure on page 35 that the company has successfully entered into option agreements with its initial three musicals, and that these agreements with the owners of the musicals and the collective rights those agreements provide to the company constitute the company's initial assets and enable the company's operations as described in this offering circular. Please disclose the material terms of such agreements. See Item 7(a)(2) of Part II of Form 1-A. In addition, please file such agreements as exhibits to your filing, or tell us why you do not believe they are required to be filed. Refer to Item 17(6) of Part III of Form 1-A.

Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ryan J. Lewis, Esq.